MATERIAL CHANGE REPORT

FORM 51-102F3

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	REPORTING ISSUER

Fronteer Gold Inc. ("Fronteer")
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

ITEM 2:	DATE OF MATERIAL CHANGE

February 3, 2011

ITEM 3:	NEWS RELEASE

A joint news releases in respect of the material change was issued by Fronteer and Newmont Mining Corporation ("Newmont") on February 3, 2011. A copy of the news release is attached to this report as Schedule A.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On February 3, 2011, Fronteer and Newmont entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Newmont will acquire all of the outstanding common shares of Fronteer by way of a plan of arrangement (the "Plan of Arrangement"). Under the Plan of Arrangement, shareholders of Fronteer will receive Cdn$14.00 in cash and one common share in a new company ("Pilot Gold"), which will own certain exploration assets of Fronteer, for each common share of Fronteer (the "Transaction"). As part of the Plan of Arrangement, the Pilot Gold common shares will be consolidated on a one-for- four basis, such that each Fronteer shareholder will ultimately hold one Pilot Gold common share for every four common shares of Fronteer held at the effective time of the Plan of Arrangement.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On February 3, 2011, Fronteer and Newmont entered into an Arrangement Agreement pursuant to which Newmont will acquire all of the outstanding common shares of Fronteer by way of a Plan of Arrangement. Under the Plan of Arrangement, shareholders of Fronteer will receive Cdn$14.00 in cash and one common share in Pilot Gold, which will own certain exploration assets of Fronteer, for each common share of Fronteer. As part of the Arrangement, the Pilot Gold common shares will be consolidated on a one-for-four basis.

Pilot Gold will own a portfolio of Fronteer's exploration properties in Nevada, Turkey, and Peru and will be capitalized at closing with Cdn$10 million of cash.

Upon closing of the Transaction, Fronteer shareholders will hold an aggregate 80.1% interest in Pilot Gold, and Newmont will hold the remaining 19.9% interest.

The Transaction will be carried out by Plan of Arrangement, the implementation of which will be subject to approval by at least 662/3% of the votes cast at a special meeting of Fronteer shareholders that is expected to be held in early April 2011 followed by the approval of the Ontario Superior Court of Justice. Pursuant to the terms of the Arrangement Agreement, the Transaction is also subject to applicable regulatory approvals and the satisfaction of certain closing conditions customary in transactions of this nature. The arrangement agreement also provides for, among other things, customary board support and non-solicitation covenants (subject to the fiduciary obligations of the Fronteer Board of Directors and a Newmont "right to match"), as well as the payment to Newmont of a break fee equal to Cdn$85 million if the proposed Transaction is not completed in certain specified circumstances.

The Board of Directors of Fronteer, after consultation with its financial and legal advisors, has unanimously determined that the proposed Transaction is in the best interests of Fronteer and is fair to Fronteer's shareholders and will recommend that Fronteer's shareholders vote in favour of the Transaction. RBC Capital Markets, acting as financial advisor to Fronteer and its Board of Directors, has provided an opinion that the consideration to be received by Fronteer's shareholders is fair, from a financial point of view, to Fronteer shareholders. All of the directors and senior officers have entered into customary support agreements pursuant to which, among other things, they have agreed to vote their common shares in favour of the Transaction.

The terms and conditions of the proposed Transaction will be summarized in Fronteer's management information circular, which will be filed and mailed to Fronteer's shareholders in March 2011. It is anticipated that the Transaction, if approved by Fronteer's shareholders, will be completed in the second quarter of 2011.

For further details, please see the news release attached as Schedule A hereto. A copy of the Arrangement Agreement is being filed on SEDAR concurrently with this report and is available at www.sedar.com.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Fronteer is knowledgeable about the material change and this report:

Sean Tetzlaff
Chief Financial Officer, Vice President Finance and Corporate Secretary
604-632-4677

ITEM 9:	DATE OF REPORT

DATED at Vancouver, British Columbia this 4th day of February, 2011.

by	/s/ Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer, Vice
President Finance & Corporate
Secretary

SCHEDULE A

Newmont Expands Nevada Growth Potential with Acquisition of Fronteer Gold

DENVER, February 3, 2011 – Newmont Mining Corporation (NYSE: NEM) (“Newmont” or “the Company”) and Fronteer Gold Inc. (TSX, NYSE Amex: FRG) (“Fronteer Gold”) today announced that they have entered into an agreement pursuant to which Newmont will acquire all of the outstanding common shares of Fronteer Gold by way of a Plan of Arrangement.

Under the Plan of Arrangement, shareholders of Fronteer Gold will receive Cdn$14.00 in cash and one common share in a new company (“Pilot Gold”), which will own certain exploration assets of Fronteer Gold, for each common share of Fronteer Gold. The cash consideration represents a premium of approximately 37% to the closing price of the common shares of Fronteer Gold on the TSX as of February 2, 2011 and equates to a value of approximately Cdn$2.3 billion for Fronteer Gold (excluding Pilot Gold).

Fronteer Gold owns a 100% interest in the development-stage Long Canyon project, which is located approximately one hundred miles from Newmont’s existing infrastructure in Nevada. The proximity of Long Canyon to Newmont’s Nevada operations provides the potential for significant development and operating synergies. Fronteer Gold also owns a 100% interest in the Northumberland project and a joint venture interest with Newmont in the Sandman project in Nevada, among other assets. Fronteer Gold has total attributable Measured and Indicated gold resources of 4.2 million ounces and Inferred resources of 1.7 million ounces at Long Canyon, Northumberland and Sandman.(1)

Pilot Gold will own a portfolio of Fronteer Gold’s exploration properties in Nevada, Turkey, and Peru (see Exhibit A for a list of Pilot Gold’s assets) and will be capitalized at closing with Cdn$10 million of cash. Upon closing of the transaction, Fronteer Gold shareholders will hold an aggregate 80.1% interest in Pilot Gold, and Newmont will hold the remaining 19.9% interest. As part of the Plan of Arrangement, the Pilot

Gold common shares will be consolidated on a one-for-four basis.

“The acquisition of Fronteer Gold will contribute significantly to our anticipated growth profile in North America,” stated Richard O’Brien, Newmont’s President and CEO. “The Long Canyon project, with its Carlin trend-like metallurgical and geological characteristics, complements our existing project pipeline in Nevada. This combination of assets will allow Newmont to leverage our expertise and extensive infrastructure in the region. Based on the work conducted to date by Fronteer Gold, as well as our own due diligence, we believe that Long Canyon holds the potential to grow beyond 3 to 4 times Fronteer Gold' s current stated resource estimate, with an attractive average gold grade of approximately 2.3 grams per tonne. Additionally, we believe that Fronteer Gold' s wider portfolio of assets offers further upside potential for our portfolio."

In January 2011, Fronteer Gold released an interim resource estimate for Long Canyon, which reported Measured and Indicated resources of approximately 1.4 million gold ounces and an additional Inferred resource of approximately 0.8 million gold ounces.(1)

Fronteer Gold President and CEO Mark O' Dea states: " This transaction delivers an immediate and attractive premium to our shareholders. It not only recognizes the current value of our key Nevada gold projects, but rewards shareholders for their future growth. The team at Fronteer Gold has done an exceptional job of creating value and we are proud of the high quality project pipeline that we have built in Nevada. Newmont shares our view that Long Canyon, our flagship project, is a ‘best-in-class' asset with excellent production attributes and significant growth potential. Importantly, this transaction continues to expose Fronteer Gold shareholders to our ongoing exploration and development success through Pilot Gold. Pilot will have an ideal new company structure, an experienced Board of Directors and management team, and sufficient financial resources to immediately undertake active exploration programs in both Turkey and Nevada. We welcome Newmont as our largest shareholder in Pilot Gold and we look forward to creating ongoing value for shareholders in the near-term."

Newmont in Nevada:

Newmont' s land position in Nevada extends over 2 million acres. From its regional base in Elko, the Company currently operates six open pit mines, five underground mines, and nine process facilities. In addition, Newmont' s project pipeline in Nevada includes Greater Leeville-Turf, Phoenix Copper Leach, Greater Gold Quarry, and our ‘Sleeping Giants' (Mike, Fiberline, Greater Phoenix and Copper Basin). In 2010, Nevada operations produced 1.7 million attributable gold ounces, which was approximately 32% of the Company' s total attributable gold production for the year. Nevada represents growth for Newmont, as evidenced by a 2011 exploration and development budget of approximately $285 million for near-mine activities. The Company plans to advance exploration activity in early and advanced stage projects such as Greater Leeville-Turf, Mike, Fiberline, Copper Basin and Greater Phoenix.

Transaction Details:

The transaction will be carried out by way of a Plan of Arrangement, the implementation of which will be subject to approval by at least 662/3% of the votes cast at a special meeting of Fronteer Gold shareholders that is expected to be held in early April 2011 followed by the approval of the Ontario Superior Court of Justice. Pursuant to the terms of the arrangement agreement between Newmont and Fronteer Gold, the transaction is also subject to applicable regulatory approvals and the satisfaction of certain closing conditions customary in transactions of this nature. The arrangement agreement also provides for, among other things, customary board support and non-solicitation covenants (subject to the fiduciary obligations of the Fronteer Gold Board and a Newmont " right to match" ) as well as the payment to Newmont of a break fee equal to Cdn$85 million if the proposed transaction is not completed in certain specified circumstances.

The Board of Directors of Fronteer Gold after consultation with its financial and legal advisors, has unanimously determined that the proposed transaction is in the best interests of Fronteer Gold and is fair to Fronteer Gold' s shareholders and will recommend that Fronteer Gold' s shareholders vote in favor of the transaction. RBC Capital Markets, acting as financial advisor to Fronteer Gold and its Board of Directors, has provided an opinion that the consideration to be received by Fronteer Gold’s shareholders is fair, from a financial point of view, to Fronteer Gold shareholders. All of the directors and senior officers have entered into customary support agreements pursuant to which, among other things, they have agreed to vote their common shares in favor of the transaction.

The terms and conditions of the proposed transaction will be summarized in Fronteer Gold’s management information circular, which will be filed and mailed to Fronteer Gold shareholders in March 2011. It is anticipated that the transaction, if approved by Fronteer Gold’s shareholders, will be completed in the second quarter of 2011.

Copies of the Plan of Arrangement agreement and certain related documents will be filed with Canadian securities regulators and with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the Canadian SEDAR website at www.sedar.com and on the SEC’s website at www.sec.gov. The management information circular will also be available as part of Fronteer Gold’s public filings at www.sedar.com and www.sec.gov.

Advisors and Counsel:

Newmont’s financial advisor is BMO Capital Markets, and its legal counsel are Goodmans LLP and Wachtell, Lipton, Rosen & Katz. Fronteer Gold’s financial advisor is RBC Capital Markets, and its legal counsel is Davies Ward Phillips & Vineberg LLP.

Conference Call:

The Company will hold a conference call on Thursday, February 3, 2011 beginning at 12:00 p.m. Eastern Time (10:00 a.m. Mountain Time).

To participate:

Dial-In Number	888-566-1822

Intl Dial-In Number	1-312-470-7119

Leader	John Seaberg

Passcode	Newmont

Replay Number	866-434-5261

Intl Replay Number	203-369-1004

Replay Passcode	2011

The conference call will be simultaneously carried on our web site at www.newmont.com under Investor Relations and will be archived there for a limited time.

Media Contacts

Omar Jabara	303.837.5114	omar.jabara@newmont.com

Investor Contacts

John Seaberg	303.837.5743	john.seaberg@newmont.com

Investor Contacts

Karli Anderson	303.837.6049	karli.anderson@newmont.com

Investor Contacts

Monica Brisnehan	303.837.5836	monica.brisnehan@newmont.com

Exhibit A: List of Pilot Gold’s Assets

Nevada
Anchor

Baxter Spring

Brik

Buckskin North

Cold Springs

Easter

Gold Springs 2

New Boston

Regent

Stateline

Viper

Turkey
Halilaga

TV Tower

Peru
Rae Wallace Rights

Cautionary Statements:

This release contains “forward-looking statements” within the meaning of applicable securities laws that are intended to be covered by the safe harbors created by those laws, including statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential” or the negative thereof or other variations thereof or comparable terminology. Such forward-looking statements may include, without limitation, statements regarding the completion of the proposed transaction and other statements that are not historical facts. While such forward-looking statements are expressed by Newmont or by Fronteer Gold, as stated in this release, in good faith and believed by the applicable party to have a reasonable basis, they are subject to important risks and uncertainties including, without limitation, approval of applicable governmental authorities, required Fronteer Gold shareholder approval and necessary court approvals the satisfaction or waiver of certain other conditions contemplated by the arrangement agreement, the inability to realize expected synergies or cost savings, errors in estimates of reserves or future production, parts, equipment, labor or power shortages or other increases in costs, mining accidents or other adverse events, changes in applicable laws or regulations, competition from other mining companies, and the other risks disclosed in Newmont' s and Fronteer Gold' s public filings, any or all of which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements.

As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Neither Newmont nor Fronteer Gold is affirming or adopting any statements attributed to the other in this release or made by the other party outside of this release. Neither Newmont nor Fronteer Gold undertakes any obligation to release publicly revisions to any forward-looking statement, except as may be required under applicable securities laws, or to comment on expectations of, or statements made by the other party or third parties in respect of the proposed transaction. Investors should not assume that any lack of update to a previously issued forward-looking statement constitutes a reaffirmation of that statement. Continued reliance on forward-looking statements is at investors' own risk.

Cautionary Note to U.S. Investors: Certain statements of Fronteer Gold in this release use the terms "Measured resources", " Indicated resources" and "Inferred resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, these terms are not defined terms under the SEC' s Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in the "Measured resources" and " Indicated resources" categories will ever be converted into SEC Industry Guide 7 reserves. Additionally, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. Accordingly, U.S. Investors are cautioned not to assume that any part or all of an Inferred resource exists or is economically or legally minable.

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Gold, is Fronteer Gold's designated Qualified Person for the Fronteer Gold resource estimates contained in this news release and has reviewed and validated that the scientific and technical information contained in the release is accurate. Fronteer Gold has filed technical reports for each of Sandman and Northumberland that includes additional information about the respective resource estimates which are available on Fronteer Gold' s profile on SEDAR. Details of the Long Canyon resource estimate will be published in an updated technical report which will be posted on SEDAR no later than February 26, 2011. See also January 12, 2011 Fronteer Gold press release posted on SEDAR.

(1) At Long Canyon resources are: Measured resources of 762,000 tonnes grading 2.91 grams per tonne gold, Indicated resources of 17,609,000 tonnes grading 2.34 grams per tonne gold and Inferred resources of 11,170,000 tonnes grading 2.24 grams per tonne gold, all at a cut-off grade of 0.2 grams per tonne gold. At Sandman resources are: Measured resources of 1,550,000 tonnes grading 1.65 grams per tonne gold, Indicated resources of 5,736,000 tonnes grading 1.03 grams per tonne gold and Inferred resources of 1,287,000 tonnes grading 0.92 grams per tonne gold, all at a cut-off grade of 0.34 or 0.69 grams per tonne gold depending on elevation. At Northumberland, resources are: Indicated resources of 36,518,000 tonnes grading 1.92 grams per tonne gold and inferred resources of 6,926,000 tonnes grading 3.49 grams per tonne gold, all at a cost-based cut-off grade.